PZENA INVESTMENT MANAGEMENT, INC.
120 WEST FORTY FIFTH STREET, 25TH FLOOR
NEW YORK, NY 10036
(212) 355-1600
October 22, 2007
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela A. Long
Edward M. Kelly, Esq.

RE:	Pzena Investment Management, Inc.; Registration Statement on Form S-1 (No. 333-143660)
Ladies and Gentlemen:
     Pursuant to Rules 461(a) under the Securities Act of 1933, as amended, Pzena Investment Management, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-143660) (the “Registration Statement”), relating to the registration of 6,100,000 shares of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”), so that the Registration Statement may be declared effective at 4:00 p.m. on Wednesday, October 24, 2007, or as early as practicable thereafter.
     The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing

Pzena Investment Management, Inc.
October 22, 2007

effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company requests that it be notified of such effectiveness by a telephone call to Richard B. Aftanas at (212) 735-4112 or Yasmeena F. Chaudry at (212) 735-3202 and that such effectiveness also be confirmed in writing.
Very truly yours,
PZENA INVESTMENT MANAGEMENT, INC.

By:	/s/ Wayne A. Palladino
	Name:	Wayne A. Palladino
	Title:	Chief Financial Officer